One Tellabs Center 1415 West Diehl Road Naperville, IL 60563 United States

April 4, 2008

Jessica Plowgian

Staff Attorney

Securities Exchange Commission

100 F. Street, N.E.,

MS 3720

Washington, D.C. 20549	Via US Mail and Fax 202-772-9205

Re:	Tellabs, Inc. 10-K for Fiscal Year ended December 28, 2007,
Filed February 26, 2008
And Documents Incorporated by Reference
File No. 0-09692

Dear Ms. Plowgian,

Thank you for your letter to Tellabs, Inc. dated April 2, 2008. This is to confirm our conversation and our agreement that Tellabs will provide its response by April 25, 2008.

Sincerely,

/s/ Angie Daum
Angie Daum
Senior Managing Counsel

cc Robert Bartelmes

Tim Wiggins